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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                                   Argan, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.15
                         (Title of Class of Securities)

                                    746375104
                                 (CUSIP Number)

                                Richard A. Krantz
                               Robinson & Cole LLP
                                Financial Centre
                              695 East Main Street
                           Stamford, Connecticut 06901
                                 (203) 462-7505
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No  746375104                                                Page 2 of 13
--------------------------------------------------------------------------------

         (1) Names of reporting persons
                  IRS Identification Nos. of above persons (entities only).

                  MSR I SBIC, L.P.
--------------------------------------------------------------------------------

         (2) Check the appropriate box if a member of a group (see instructions)

                  (a)  |_|

                  (b)  |_|
--------------------------------------------------------------------------------

         (3) SEC use only
--------------------------------------------------------------------------------

         (4) Source of funds (see instructions)
                                    WC
--------------------------------------------------------------------------------

         (5) Check if disclosure of legal proceedings is required pursuant to
             Items 2(d) or 2(e)     |_|
--------------------------------------------------------------------------------

         (6) Citizenship or place of organization
                                     Delaware
--------------------------------------------------------------------------------

Number of shares       (7)      Sole Voting Power                  451,616
beneficially owned     ---------------------------------------------------------
by each reporting
person with:           (8)      Shared Voting Power                53,000(1)
                       ---------------------------------------------------------

                       (9)      Sole Dispositive Power             451,616
                       ---------------------------------------------------------

                       (10)     Shared Dispositive Power           53,000(1)
---------------------- ---------------------------------------------------------

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   504,616(1)
--------------------------------------------------------------------------------

         (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       |_|
--------------------------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row (11)
                                       18.3%
--------------------------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)
                                       PN
--------------------------------------------------------------------------------

(1) Includes 50,000 shares of Common Stock underlying warrants

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 3 of 13
--------------------------------------------------------------------------------

         (1) Names of reporting persons
                  IRS Identification Nos. of above persons (entities only).

                  Tri-Lev LLC
--------------------------------------------------------------------------------

         (2) Check the appropriate box if a member of a group (see instructions)

                  (a)  |_|

                  (b)  |_|
--------------------------------------------------------------------------------

         (3) SEC use only
--------------------------------------------------------------------------------

         (4) Source of funds (see instructions)
                                       WC
--------------------------------------------------------------------------------

         (5) Check if disclosure of legal proceedings is required pursuant to
             Items 2(d) or 2(e)        |_|
--------------------------------------------------------------------------------

         (6) Citizenship or place of organization
                                       Connecticut
--------------------------------------------------------------------------------

Number of shares      (7)      Sole Voting Power                  3,000
beneficially owned    ----------------------------------------------------------
by each reporting
person with:          (8)      Shared Voting Power                501,616(1)
                      ----------------------------------------------------------

                      (9)      Sole Dispositive Power             3,000
                      ----------------------------------------------------------

                      (10)     Shared Dispositive Power           501,616(1)
-------------------------------------------- -----------------------------------

         (11)Aggregate Amount Beneficially Owned by Each Reporting Person
                                   504,616(1)
--------------------------------------------------------------------------------

         (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                      |_|
--------------------------------------------------------------------------------

         (13)Percent of Class Represented by Amount in Row (11)
                                     18.3%
--------------------------------------------------------------------------------

         (14)Type of Reporting Person (See Instructions)
                                      OO
--------------------------------------------------------------------------------

(1) Includes 50,000 shares of Common Stock underlying warrants

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 4 of 13
--------------------------------------------------------------------------------

         (1) Names of reporting persons
                  IRS Identification Nos. of above persons (entities only).

                  MSR Advisors, Inc.
--------------------------------------------------------------------------------

         (2) Check the appropriate box if a member of a group (see instructions)

                  (a)  |_|

                  (b)  |_|
--------------------------------------------------------------------------------

         (3) SEC use only
--------------------------------------------------------------------------------

         (4) Source of funds (see  instructions)
                                       OO
--------------------------------------------------------------------------------

         (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                       |_|
--------------------------------------------------------------------------------

         (6) Citizenship or place of organization
                                       Connecticut
--------------------------------------------------------------------------------

Number of shares       (7)      Sole Voting Power                  50,000(1)
beneficially owned     ---------------------------------------------------------
by each reporting
person with:           (8)      Shared Voting Power                454,616
                       ---------------------------------------------------------

                       (9)      Sole Dispositive Power             50,000(1)
                       ---------------------------------------------------------

                       (10)     Shared Dispositive Power           454,616
---------------------- ---------------------------------------------------------

         (11)Aggregate Amount Beneficially Owned by Each Reporting Person
                                   504,616(1)
--------------------------------------------------------------------------------

         (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       |_|
--------------------------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row (11)
                                       18.3%
--------------------------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)
                                       CO
--------------------------------------------------------------------------------

(1) Includes 50,000 shares of Common Stock underlying warrants.

--------------------------------------------------------------------------------
CUSIP No  746375104                                                 Page 5 of 13
--------------------------------------------------------------------------------

         (1) Names of reporting persons
                  IRS Identification Nos. of above persons (entities only).

                  MSR I SBIC Partners, LLC
--------------------------------------------------------------------------------

         (2) Check the appropriate box if a member of a group (see instructions)

                  (a)      |_|

                  (b)      |_|
--------------------------------------------------------------------------------

         (3) SEC use only
--------------------------------------------------------------------------------

         (4) Source of funds (see instructions)
                                       AF
--------------------------------------------------------------------------------

         (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                       |_|
--------------------------------------------------------------------------------

         (6) Citizenship or place of organization
                                       Connecticut
--------------------------------------------------------------------------------

Number of shares       (7)      Sole Voting Power                  0
beneficially owned     ---------------------------------------------------------
by each reporting
person with:           (8)      Shared Voting Power                504,616(1)
                       ---------------------------------------------------------

                       (9)      Sole Dispositive Power             0
                       ---------------------------------------------------------

                      (10)     Shared Dispositive Power           504,616(1)
--------------------------------------------------------------------------------

         (11)Aggregate Amount Beneficially Owned by Each Reporting Person
                                   504,616(1)
--------------------------------------------------------------------------------

         (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       |_|
--------------------------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row (11)
                                       18.3%
--------------------------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)
                                       OO
--------------------------------------------------------------------------------

(1) Includes 50,000 shares of Common Stock underlying warrants.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 6 of 13
--------------------------------------------------------------------------------

         (1) Names of reporting persons
             IRS Identification Nos. of above persons (entities only).

                  Daniel A. Levinson
--------------------------------------------------------------------------------

         (2) Check the appropriate box if a member of a group (see instructions)

                  (a)  |_|

                  (b)  |_|
--------------------------------------------------------------------------------

         (3) SEC use only
--------------------------------------------------------------------------------

         (4) Source of funds (see instructions)
                                       AF
--------------------------------------------------------------------------------

         (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                       |_|
--------------------------------------------------------------------------------

         (6) Citizenship or place of organization
                                       U.S.
--------------------------------------------------------------------------------

Number of shares        (7)      Sole Voting Power                  0
beneficially owned      --------------------------------------------------------
by each reporting
person with:            (8)      Shared Voting Power                504,616(1)
                        --------------------------------------------------------

                        (9)      Sole Dispositive Power             0
                        --------------------------------------------------------

                        (10)     Shared Dispositive Power           504,616(1)
--------------------------------------------------------------------------------

         (11)Aggregate Amount Beneficially Owned by Each Reporting Person
                                   504,616(1)
--------------------------------------------------------------------------------

         (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See nstructions)
                                      |_|
--------------------------------------------------------------------------------

         (13)     Percent of Class Represented by Amount in Row (11)
                                     18.3%
--------------------------------------------------------------------------------

         (14)     Type of Reporting Person (See Instructions)
                                     IN
--------------------------------------------------------------------------------

(1) Includes 50,000 shares of Common Stock underlying warrants.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 7 of 13
--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Schedule13 D") relates to the common stock, par value $0.15 per share (the "Common Stock"), of Argan, Inc., a Delaware corporation (the "Issuer") acquired from Issuer in a private offering (the "Private Offering") pursuant to that certain Subscription Agreement by and between Issuer and MSR I SBIC, L.P. (the "Subscription Agreement").

         The address of Issuer's principal office is One Church Street, Suite 302, Rockville, MD 20850.

ITEM 2.       IDENTITY AND BACKGROUND

         This Schedule 13D is being filed on behalf of MSR I SBIC, L.P., a Delaware limited partnership ("MSRI"), MSR Advisors, Inc. a Delaware Subchapter "S" corporation ("MSRA"), MSR I SBIC Partners, LLC, a Delaware limited liability company ("MSRI Partners"), Tri-Lev LLC, a Connecticut limited liability company ("Tri-Lev"), and Daniel A. Levinson, an individual and citizen of the United States ("Levinson" and, collectively with MSRI, MSRA, MSRI Partners, and Tri-Lev, the "Reporting Persons").

         Appendix A attached hereto and incorporated herein by reference sets forth with respect to each general partner, executive officer and director of MSRI, MSRA, MSRI Partners, and Tri-Lev the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

         MSRI's principal business is to invest in small to mid-sized companies with less than $18,000,000 in net worth. The principal address of MSRI is 8 Wright Street, Westport, Connecticut 06880.

         Tri-Lev's principal business is investing in a variety of investments. The principal business address of Tri-Lev is 8 Wright Street, Westport, Connecticut 06880.

         MSRA's principal business is to act as an investment counselor and portfolio manager of certain funds. The principal business address of MSRA is 8 Wright Street, Westport, Connecticut 06880.

         MSRI Partners' principal business is acting as the general partner of MSRI. The principal business address of MSRI Partners is 8 Wright Street, Westport, Connecticut 06880.

         Levinson's principal business is acting as the president of MSRA.

         None of the Reporting Persons or the individuals listed in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 8 of 13
--------------------------------------------------------------------------------

         None of the Reporting Persons or the individuals listed in Appendix A has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 28, 2005, Issuer and MSRI entered into the Subscription Agreement, pursuant to which Issuer agreed to sell and MSRI agreed to purchase shares of Common Stock at a price of $7.75 per share (the "Share Price"). The acquisition of shares by MSRI was funded out of working capital. Pursuant to the Subscription Agreement, the Issuer has agreed to issue additional shares of Common Stock to MSRI in accordance with the Subscription Agreement under certain conditions upon the earlier of (i) the Issuer's issuance of additional shares of Common Stock having an aggregate purchase price of at least $2,500,000 for a consideration per share less than the Share Price, subject to certain exclusions; and (ii) July 31, 2005. The number of additional shares to be issued would effectively reduce the Issuer's purchase price per common share as set forth in the Subscription Agreement.

ITEM 4.       PURPOSE OF TRANSACTION

         The Common Stock has been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business. Levinson participates directly in the management of the Issuer through representation on the Issuer's Board of Directors (the "Board") by virtue of Levinson's appointment to fill a vacancy on the Board effective as of May 1, 2003.

         The Reporting Persons intend to review the investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Securities or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately-negotiated transactions. Similarly, depending on market conditions and other factors, the Reporting Persons may determine to dispose of some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals that relate to or would result in:

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 9 of 13
--------------------------------------------------------------------------------

         (a) The acquisition by any person of additional securities of the Issuer other than pursuant to the Subscription Agreement, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors of management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of the securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be traded in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

         (j)      Any action similar to any of those listed above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own up to 504,616 shares of Common Stock, representing in the aggregate approximately 18.3% of the outstanding shares of Common Stock, based on the number of shares of Common Stock reported to be outstanding as of February 7, 2005, in the Issuer's Quarterly Report on Form 10-QSB for the period ended October 31, 2003, as filed with the Securities and Exchange Commission (the "SEC") on December 13, 2004, together with (i) the number of shares of Common Stock issued in the Private Offering pursuant to which MSRI acquired their shares. Each Reporting Person expressly disclaims beneficial ownership of any Securities beneficially owned by any other Reporting Person.

         Due to their relationship with one another, the Reporting Persons may be deemed to constitute a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to their beneficial ownership of the shares of Common Stock and warrants. The Reporting Persons, however,

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 10 of 13
--------------------------------------------------------------------------------

expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock or warrants held by any other Reporting Person.

     Reporting         Number of Shares                                            Aggregate          Percentage
                       With Sole Voting            Number of Shares With            Number of          of Class
                       and Dispositive               Shared Voting                   Shares          Beneficially
      Persons               Power                and Dispositive Power         Beneficially Owned        Owned
                      Common   Underlying     Common            Underlying
                       Stock   Warrants(1      Stock            Warrants(1)
MSRI                  451,616      0           454,616              50,000              504,616           18.3%

Tri-Lev                3,000       0           454,616              50,000              504,616           18.3%

MSRA                     0       50,000        454,616              50,000              504,616           18.3%

MSRI Partners            0         0           454,616              50,000              504,616           18.3%

Daniel A. Levinson       0         0           454,616              50,000              504,616           18.3%

(1) warrants are exercisable until December 31, 2012.

         (c) other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions involving the Common Stock or the warrants in the 60 days prior to filing this Schedule 13D.

         (d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.

ITEM 7. MATERIAL FILED AS EXHIBITS

1. Joint Filing Agreement, dated May 9, 2003.*

2. Power of Attorney, dated May 9, 2003.**

* Incorporated by reference to Exhibit 1 to the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on May 9, 2003.

** Incorporated by reference to Exhibit 2 to the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on May 9, 2003.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 11 of 13
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated as of February 10, 2005

                                    MSR I SBIC, L.P.

                                    By:   /s/ Daniel Levinson
                                         ------------------------------------
                                    Name: Daniel Levinson
                                    Title: President, MSR Advisors, Inc.

                                    Tri-Lev LLC

                                    By:   /s/ Daniel Levinson
                                         ------------------------------------
                                    Name: Daniel Levinson
                                    Title: Managing Member

                                    MSR Advisors, Inc.

                                    By:   /s/ Daniel Levinson
                                         ------------------------------------
                                    Name: Daniel Levinson
                                    Title: President

                                    MSR I SBIC Partners, LLC

                                    By:   /s/ Daniel Levinson
                                         ------------------------------------
                                    Name: Daniel Levinson
                                    Title: Managing Member

                                    Daniel A. Levinson

                                    /s/ Daniel Levinson
                                    -----------------------------------------

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 12 of 13
--------------------------------------------------------------------------------

                                   APPENDIX A

MSR ADVISORS, INC.; Investment Advisor to MSRI and Manager of Tri-Lev

Each of the listed persons is a resident of the United States and has his/her business address at 8 Wright Street, Westport, Connecticut 06880. Unless otherwise noted, each of the listed persons' principal occupation is also their position with MSRI Advisors.

           NAME/PLACE OF CITIZENSHIP        POSITION WITH MSRI ADVISORS, INC.
Daniel A. Levinson                     Sole Shareholder/President
Kerri Cagnassola                       Chief Financial Officer
David Schneider                        President
Marshall Kiev                          Chief Operating Officer
Mark Bates                             Vice President

MSR I SBIC Partners, LLC:  General Partner of MSRI

Each of the listed individuals is a resident of the United States and has his/her business address at 8 Wright Street, Westport, Connecticut 06880.

      NAME/PLACE OF CITIZENSHIP               POSITION WITH MSRI PARTNERS                PRINCIPAL OCCUPATION
Daniel A. Levinson                     Managing Member                            President of MSRA
Kerri Cagnassola                       Member                                     CFO of MSRA
Marshall Kiev                          Member                                     Chief Operating Officer of MSRA
David Schneider                        Member                                     Partner of MSRA
Mark Bates                             Member                                     Vice President of MSRA

MSR I SBIC, L.P.

Unless otherwise noted below, each of the listed persons is a resident of the United States and has its business address at 8 Wright Street, Westport, Connecticut 06880. MSR Partners principal occupation is also its position with MSR I SBIC, LP.

--------------------------------------------------------------------------------

CUSIP No  746375104                                                Page 13 of 13
--------------------------------------------------------------------------------

       NAME/PLACE OF CITIZENSHIP                              POSITION WITH MSRI
MSR I SBIC Partners, LLC                                General Partner

TRI-LEV LLC

Unless otherwise noted below, each of the listed persons is a resident of the United States and has a business address at 8 Wright Street, Westport, Connecticut 06880. Unless otherwise noted, each of the listed persons' principal occupation is also their position with MSRI Partners.

  NAME/PLACE OF CITIZENSHIP        POSITION WITH MSRI         PRINCIPAL OCCUPATION               PRINCIPAL
                                     ADVISORS, INC.                                     BUSINESS/RESIDENTIAL ADDRESS
Daniel A. Levinson             Managing Member             President of MSRA

MSR Advisors                   Manager                     Investment Counselor and
                                                           Portfolio Manager

Jonathan Levinson              Member                      Private Investor            75 Dorchester Road,
                                                                                       Scarsdale, New York 10583

Deborah Weber                  Member                      Homemaker                   220 Mulbury Road, Orange,
                                                                                       Connecticut  06477